joined Kimberly-Clark in 2010 bringing 15 years of healthcare industry experience. Before joining Kimberly-Clark, he held several senior marketing and sales roles at Covidien, a global healthcare products company.

Warren J. Machan, age 49, will be our Senior Vice President – Business Strategy. He has been serving as Kimberly-Clark's Senior Director of Strategy – Global Health Care since January 2012 and before that served as Senior Director of Finance for Kimberly-Clark's health care business from 2008 to 2012. Mr. Machan served as Director of Finance and Strategic Planning for the Kimberly-Clark International business from 2004 to 2008. He joined Kimberly-Clark in 1987 and, while spending the majority of time in Kimberly-Clark's health care business, he has also held roles in sales, marketing and finance for the K-C Professional, Personal Care and Family Care businesses.

Steven E. Voskuil, age 45, will be our Senior Vice President and Chief Financial Officer. He has been serving as Vice President – Finance for Kimberly-Clark International since September 2011 and previously served as Kimberly-Clark's Vice President and Treasurer from January 2008 to September 2011. He joined Kimberly-Clark in 1991 in Finance and has held a variety of roles in business analysis, strategic analysis and treasury for Kimberly-Clark's businesses worldwide. Mr. Voskuil also led a customer development team for Kimberly-Clark and served as the executive sponsor for talent development for the company's Global Finance organization.

John W. Wesley, age 55, will be our Senior Vice President, General Counsel and Chief Ethics and Compliance Officer. He has been serving as Kimberly-Clark's Vice President, Deputy General Counsel and Corporate Secretary since 2009. He joined Kimberly-Clark in May 2000 as Senior Counsel, Corporate Affairs and has held a variety of positions, overseeing corporate transactions and corporate governance matters. Prior to joining Kimberly-Clark, he was a partner at the Dallas law firm of Carrington, Coleman, Sloman & Blumenthal, L.L.P., where he specialized in corporate, securities, corporate finance, mergers and acquisitions and general, commercial and business law.

Our Directors

The following table and biographies set forth information, as of October 1, 2014, concerning those persons that we expect will become our directors as of the distribution date. See "Our Executive Officers" above for biographical information regarding Mr. Abernathy, who is expected to become our Chairman of the Board and Chief Executive Officer. The following director nominees will be presented to Halyard's sole stockholder, Kimberly-Clark, for election to our Board of Directors prior to the distribution.

Following the distribution, our Board of Directors will be divided into three classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which we expect to hold in 2015. The directors designated as Class II directors will have terms expiring at the second annual meeting of stockholders, which we expect to hold in 2016, and the directors designated as Class III directors will have terms expiring at the third annual meeting of stockholders, which we expect to hold in 2017. Commencing with the first annual meeting of stockholders following the distribution, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. For more information, see "Description of Halyard Stock – Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and By-Laws and of Delaware Law."

Name	Position	Director Class
Robert E. Abernathy	Chairman of the Board and Chief Executive Officer	III
Ronald W. Dollens	Lead Director	III
Heidi K. Fields	Director	III
Dr. Julie Shimer	Director	II
John P. Byrnes	Director	II
Patrick J. O'Leary	Director	I
Gary D. Blackford	Director	I